ARTICLES OF ASSOCIATION OF
                        CINERGY GLOBAL POWER IBERIA, S A

ARTICLE 1. NAME

This public limited company will be called CINERGY GLOBAL POWER IBERIA, S A Sole Trader and will be regulated by these Articles of Association and those legal provisions that may be applicable.

ARTICLE 2. OBJECT

1 The company has as its object the consultancy, development, construction, operation and/or ownership of generating installations and the marketing of electricity, having complied with the specific administrative procedures and requirements that may be legally required. The company has the object of the possession, acquisition and disposal of property for the above mentioned purposes.

2 The activities comprising the company's object that require, in order to be carried out legally, some professional title, administrative authorisation or recording in public registers, may only be carried out through a person that holds the said title who may not undertake the same until the authorisation or required registration is obtained.

3 The activities that comprise the company's objects shall be carried out by the company totally or in part, directly or indirectly, in any of the forms legally admitted and, specifically, through the ownership of shares or participations in companies with similar or identical objects.


ARTICLE 3. REGISTERED OFFICE

1 The registered office of the company will be situated in Paseo de la Castellana, n(0)23, 2(a)planta, Madrid.

2 The management body may determine the change of registered office within the municipal area, as well as the opening, closure or movement of branches.


ARTICLE 4. DURATION

It will be indefinite; nevertheless the General Meeting may, in accordance with the provisions of the law and these Articles of Association, agree at any time to its winding up and liquidation, as well as the merger with others or the sub-division into another or other companies.


ARTICLE 5. COMMENCEMENT OF TRADING

The company will commence trading the day that the formation Deed is granted. If, for the commencement of any of the operations set out in the previous Article, the law should require the acquisition of an administrative licence recording in a public register or any other requirement, the company shall not be able to commence that specific activity until the requirement has been complied with in accordance with the law.


CHAPTER 2: SHARE CAPITAL - SHARES

ARTICLE 6. CAPITAL

The share capital is Ptas. 10,000,000 (ten million pesetas), represented by 1,000 nominal shares with a value of TEN THOUSAND PESETAS each, numbered consecutively from 1 to 10,000, both inclusive, totally subscribed and twenty five per cent paid-up.

The uncalled amounts will be paid in cash, by payment into a current bank account opened in the name of the company at the time or date that is set by the management body, within a maximum period of fifteen years following the date of the deed of incorporation.

The shares will be represented by certificates that may include one or more shares of the same series, will be consecutively numbered, and will be issued from books with counterfoils. They will contain as a minimum the details required by law and will be signed by the sole director, whose signature may be reproduced by mechanical means, in compliance with the provisions of the law. The shareholder has the right to receive the certificates that he is due free of charge.

The shares will be shown in a register kept by the company, in which will be recorded the successive transfers, as well as the transfer charges levied upon them, in the form set out by law. The management may request the evidence that they deem appropriate in order to verify the transfer of shares or the validity of the chain of endorsements, prior to recording the transfer in the register. Whilst the share certificates have not been stamped and delivered, the shareholder will have the right to obtain a certificate of the shares recorded in his name.

ARTICLE 7. SHARE TRANSFER RESTRICTIONS

Where share transfers occur inter vivos giving title to third parties, the following requirements will be adhered to:

1 The shareholder who wishes to transfer his shares or part of them, will advise the management body in writing, indicating the number, price and purchaser, who in turn within a period of 10 calendar days, must communicate it accordingly to each and every one of the other shareholders at the address that is shown for each one of them in the Register of nominal shares. Within the following 30 calendar days from the date of notice to the shareholders, these latter may opt to acquire the shares, and if several of them wish to exercise the said right, the said shares will be distributed between them pro-rata according to the shares that they already possess, allotting any surplus, if any, after division, to the holder of the largest number of shares. This period having passed, the company shall opt, within a new period of 20 calendar days counting from the end of the previous period, between allowing the requested transfer or the acquisition of the shares for itself, in the form legally allowed. This last period having ended without the shareholders or the company having made use of their preferential rights of purchase, the shareholder will become free to transfer his shares to the person and in the conditions that were advised to the management body, provided that the transfer takes place within two months following the end of the last period indicated.

2 For the preferential right to purchase to be exercised, the purchase price, in case of disagreement, will be that stated by the company's auditors and, if there is no obligation to have the accounts audited, by three experts, one appointed by each party and the other by common agreement, and if this is not possible, by the Mercantile Registrar appropriate for the registered offices of the company.

3 Transfers in the case of death are not subject to any conditions, not even those carried out in favour of the spouse, descendant or older relation of the disposer.

4 Any transfer to a third party that does not follow the provisions set out in these Articles of Association will be null and void.



CHAPTER THREE: MANAGEMENT BODIES


ARTICLE 8. MANAGEMENT BODIES

The company will be regulated by the General Shareholders' Meeting and managed by a sole director.


ARTICLE 9. GENERAL MEETING

1 The shareholders of a General Meeting will decide by a majority those matters they are legally empowered to deal with. All the shareholders, including the dissenters and those not attending the meeting, will be bound by the resolutions of the General Meeting, without prejudice to the rights and actions they have in law.

2 The General Meeting will assemble as an ordinary meeting within the first six months of each company year, and as an extraordinary meeting whenever convened by the management body, on its own initiative or because of a request made according to Article 100 of the law.

3 Nevertheless, the General Meeting, even though it has been convened as an ordinary meeting, shall be able to discuss and decide any matter within its powers and in compliance with Article 103 of the Companies Act, if appropriate.

4 The requirements for convening the meeting, procedures, quorum, manner of a discussion and adoption of resolutions, drawing up and approval of Minutes will be carried out in accordance with the current Companies Act. Each share carreies the right to one vote.

5 Given that all the shares are nominal, the management body may, in those cases allowed by law, substitute the legally established notifications by a written notice to each shareholder or interested party complying in each case with that set out in the law.

6 Minutes of the General Meetings will be entered into the Minute Book. The Minutes may be approved by the General Meeting itself or failing this, within a period of fifteen days. The certificates of the entries in the Minute Book will be issued in accordance with the provisions of Article 109 in the Mercantile Register Regulations.


ARTICLE 10. MANAGEMENT BODY

1 The Company will be managed, administered and represented by a sole director without prejudice to the matters that are the province of the General Meeting.

2 The sole director does not have to be a shareholder to be appointed as such, and may equally be an individual or a body corporate. The said office will not be remunerated.

3 The sole director will hold office for a period of five years, and may be re-elected, one or more times, for periods of the same duration. At the end of the said period, the appointment will cease at the next General Meeting or the period during which the Ordinary General Meeting should be held.


ARTICLE 11. MANAGEMENT POWERS

1 The management body is responsible for the representation of the Company, in legal and other matters and will cover all the activities comprised in the Company's Objects.

2 The management body is empowered to deal with all matters that arise concerning the operation, representation and management of the Company, including all types of acts of disposal.


CHAPTER IV

ARTICLE 12. COMPANY YEAR, BALANCE SHEET, BOOK-KEEPING

1 The company year will commence on 1st January and will close each year on 31st December. As an exception, the first company year will start on the date the deed of incorporation is signed and will end on 31st December of the same year.

2 The management body is obliged to draw up, within a maximum period of three months commencing from the company's year end, the annual accounts, the management report and the proposal for the statement of the results. The annual accounts will comprise the balance sheet, the profit and loss account and the report.

3 Upon notice of the General Meeting any shareholder will be able to obtain from the company, immediately and without charge, the documents that have to be submitted for approval to the Meeting and the report of the auditors, if any. The notice of the Meeting shall specifically state this right.

4 The General Meeting will decide upon the statement of the results in accordance with the approved balance sheet, distributing dividends to the shareholders in the proportions in which the capital has been paid up, charging against profits or freely available reserves, once the Legal Reserve has been covered, deciding the amounts that are judged appropriate to provide in the various classes of voluntary reserves that may be agreed, in compliance with the legal provisions for the support of the share capital and respecting the privileges that certain types of shares enjoy.

5 The management body may decide the distributions of amounts on account of dividends, with the limitations imposed by and in accordance with the provisions of the law.

6    The  annual  accounts  will  be  lodged,   together  with  the  appropriate
     certificate of their adoption, with the Mercantile Register in the month following their approval.



CHAPTER VI

ARTICLE 13 - WINDING UP

1 The winding up of the Company will be regulated by the provisions of the Companies Act in respect of its causes, procedures and effects.

2 When the company has to be wound up for legal reasons that require the agreement of the General Meeting, the management body must convene the said meeting within a period of two months from the time the said reason arose, to adopt the resolution for winding up, proceeding in the manner established in law, if the adoption, whatever the reason for its cause, should not be obtained.

3 When the winding up arises because the net assets have been reduced to an amount totalling less than one half of the share capital, the said winding up of the company may be avoided by an agreement to increase or reduce the share capital or by a reconstruction of the shareholders' equity by a sufficient amount. The said regularisation will be effective provided that it takes place before a judicial order to wind up the company is issued.

4 The General Meeting, if it should agree to a winding up, shall proceed to the appointment and the establishment of the powers of the liquidator or liquidators, who must always be an uneven number, with the powers indicated in Article 272 of the Companies Act and others that may have been made by the Shareholders' General Meeting on agreeing their appointment.


ARTICLE 14. APPLICATION OF THE LAW

The provisions of the Companies Act will be observed and will apply to all those matters that have not been provided for in these Articles of Association.

FINAL PROVISION

Any litigious company matter that may arise between the Company and its managers or shareholders, or between the managers and shareholders, or the latter between themselves, may be submitted to arbitration by the Court of Arbitration of the Chamber of Commerce and Industry of Madrid, which body shall appointment a single arbitrator and who will manage the arbitration in accordance with its regulations, and whose arbitration decision shall be binding upon the parties. Those matters that are not of a free disposition are exempt from this requirement.